Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

June 20, 2011

VIA EDGAR

Amanda Ravitz

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

              Re:    Green & Quality Home Life, Inc. (the “Company”)

                        Amendment No. 8 to Registration Statement on Form S-1

                        Filed June 20, 2011

                        File No. 333-168521

Dear Ms. Ravitz:

Pursuant to the staff’s recent oral comments, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 8 to the Company’s Form S-1 was filed with the Commission via EDGAR on or about June 20, 2011, and confirm the following changes have been made to Amendment No. 7:

The Company has deleted the text, “prospectus” and replaced such word with “Registration Statement” on pages 3, 8, 24 and 27.

The Company has changed its address from 112 North Curry Street, Carson City, Nevada 89703 to Rua Rondinha – Apto 134, Sao Paulo, SP 04140-1=010, Brazil on the facing sheet to Amendment No. 8, pages 8, and 27, and included the new address under a new sub-heading titled, “Description of Property,” on page 30, which states:

Description of Property

We do not currently own any real property.  Our corporate offices are located at Rua Rondinha – Apto 134, Sao Paulo, SP 04140-010, Brazil, and out telephone number is (775) 345-3250.  Mr. Narita is providing us this office space free of charge. This location will serve as our primary executive offices for the foreseeable future. Management believes the current premises arrangements are sufficient for its needs for at least the next 12 months.

We currently have no investment policies as they pertain to real estate, real estate interests or real estate mortgages.

The Company has added the following text to the prospectus cover page:

We have not made any arrangements to place funds in an escrow, trust or similar account. Accordingly, if we file for bankruptcy protection or a petition for involuntary bankruptcy is filed by creditors against us, your funds will become part of the bankruptcy estate and administered according to the bankruptcy laws. If a creditor sues us and obtains a judgment against us, the creditor could garnish the bank account and take possession of the subscriptions. As such, it is possible that a creditor could attach your subscription which could preclude or delay the return of money to you. If that happens, you will lose your investment and your funds will be used to pay creditors.

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo

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